Argentex Mining Announces Adoption of Advance Notice Policy

Vancouver, B.C., September 4, 2013 -- Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) has amended its Articles to adopt an article requiring advance notice of the nomination of directors in limited circumstances (the "Advance Notice Article"). The Advance Notice Article, which was adopted effective August 30, 2013, is intended to provide shareholders, directors and management with a clear framework for the nomination of directors at shareholders' meetings.

This amendment is designed to further Argentex's commitment to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Article contains a provision requiring advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Advance Notice Article establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Article.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Advance Notice Article is available under the Company's profile at www.sedar.com and on the Company's website (www.argentexmining.com).

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pinguino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Peter A. Ball
EVP Corporate Development
604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
604-568-1540 (FAX)
peter@argentexmining.com
www.argentexmining.com